February 8, 2005

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Columbia Equity Trust, Inc. Registration Statement under the Securities Act of 1933 on Form S-11

Ladies and Gentlemen:

As counsel to Columbia Equity Trust, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), the Company’s Registration Statement on Form S-11 (the “Registration Statement”) together with exhibits.

If you have any questions or comments or require additional information regarding the foregoing, please contact the undersigned at (804) 788-8200.

Very truly yours,

/s/ David C. Wright

David C. Wright

Enclosure

cc:	Mr. Oliver T. Carr, III
Mr. John A. Schissel
Mr. S. Gregory Cope
Mr. John A. Good